SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK 878518

As at December 6, 2002

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director/ Chief Financial Officer

Date: December 11, 2002

* Print the name and title of the signing officer under his signature.

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver , BC V6C 2V6
Tel 604-684-6365
Fax 604-684-8092
Toll Free 1-800-667-2114
http://www.hdgold.com

TASEKO ANNOUNCES UP TO $4 MILLION IN PLANNED FINANCINGS

December 6, 2002, Vancouver, BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture:TKO; OTCBB:TKOCF) ("Taseko"), is pleased to announce that Taseko has arranged a series of private placements of its securities including $950,000 of Common Shares, $750,000 of Units, and up to $2,300,000 of Flow-Through Units. The subscription price is $0.30 per Common Share, $0.30 per Unit and $0.40 per Flow-Through Unit. A Unit refers to a Taseko Common Share issued together with a full or half Common Share Purchase Warrant, and "flow-through" designates the securities as being tax-advantaged securities in Canada but which are otherwise equivalent to regular Taseko Common Shares.

The Common Shares will be purchased by Hunter Dickinson Inc. ("HDI"), a related company which provides administrative and other services to Taseko. Each Unit will consist of one Common Share and one non-transferable Common Share Purchase Warrant. Each Flow-Through Unit will consist of one Flow-Through Common Share and one-half of a non-transferable Common Share Purchase Warrant.

Each whole Common Share Purchase Warrant will entitle the holder to purchase one Common Share at a price of $0.50 for a period of twenty-four months after the Closing Date. No flow-through benefits will be attached to any Common Shares issued upon the exercise of the Common Share Purchase Warrants. The Common Share Purchase Warrants are subject to an accelerated expiry if, at any time following the expiration of the four-month hold period, the published closing trade price of the Common Shares on the TSX Venture Exchange is greater than or equal to $0.75 for any 10 consecutive trading days, in which event the Holder will be given notice that the Warrants will expire 45 days following the date of such notice. The Common Share Purchase Warrants may be exercised by the Holder during the 45 day period between the notice and the expiration of the Common Share Purchase Warrants.

Dundee Securities Corporation, in an amount of up to $2,000,000, and Strand Securities Corporation, in an amount of up to $200,000, have agreed to act as Agents for the private placement of Flow-Through Units. The Agents will be paid a cash fee equal to 6% of the gross proceeds raised from the sale of Flow-Through Units. The Agents will also receive Broker Warrants entitling them to purchase that number of Common Shares which is equal to 6% of the number of Flow-Through Units sold. The Broker Warrants will be exercisable at $0.40 per Common Share and will expire twelve months after the Closing Date. Lesser referral fees will be payable on other portions of the financings and may be payable in the issued securities.

The Common Shares, the Flow-Through Common Shares, the Warrant Common Shares and the Broker Warrant Common Shares will be subject to a hold period in Canada of four months plus one day. The private placement financing is subject to execution of final documentation and TSX Venture Exchange acceptance, but is expected to close before year-end.

Taseko owns substantial copper and gold resources and is well positioned to take advantage of the improving metal market conditions for copper and gold. The Company's main assets are the Gibraltar copper mine, and the advanced staged Prosperity gold-copper and Harmony gold projects. All are located in British Columbia, Canada.

Gibraltar is a largely equipped 35,000 tonnes per day mine and mill facility maintained on stand-by with a successful 27-year operating history. Approximately 760 million tonnes of measured and indicated resources are currently outlined on the property, containing 4.7 billion pounds of copper. This amount includes an in-pit (15-year mine plan) sulphide resource of about 189 million tonnes grading 0.31% copper, plus in-pit oxide resources that would be processed in the existing solvent extraction-electrowinning plant. Gibraltar could be made operable in the near term and is an established operation that could quickly capitalize on a rising copper market.

The Company's Prosperity project is a large copper-gold deposit. Estimated measured and indicated resources within an open pit designed for a potential 70,000 tonnes per day operation are 491 million tonnes grading 0.22% copper and 0.43 grams of gold per tonne, containing 2.3 billion pounds of copper and 6.7 million ounces of gold. Increasing metals prices present an excellent opportunity to re-assess the huge resource at Prosperity.

The Harmony property, located on British Columbia's west coast, hosts an estimated measured and indicated resource of 64 million tonnes grading 1.53 grams of gold per tonne, containing 3 million ounces of gold. Taseko acquired Harmony near the bottom of the gold market. The next step for the project would involve detailed engineering studies to assess the full potential of this major gold resource.

The net proceeds of the Units and Common Shares will be used for general working capital purposes. Taseko will utilize the gross proceeds of the Flow-Through financing to undertake a comprehensive core-drilling program near the Gibraltar property. The Company will work to discover additional resources through drilling new deposit targets that were outlined by extensive geophysical (induced polarization) surveys completed on the property.

For further details on Taseko Mines Limited, please visit our website at www.hdgold.com or contact Investor Services at (604) 684-6365, or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.